Filed Pursuant to Rule 424(b)(3)

Registration No. 333-263740

MASSMUTUAL ASCEND LIFE INSURANCE COMPANY

Mailing Address: P.O. Box 5423, Cincinnati OH 45201-5423

Administrative Office: 191 Rosa Parks Street, Cincinnati, Ohio 45202

Annuity Services: 1-800-789-6771

INDEX ACHIEVER ADVISORYSM ANNUITY

INDEX ACHIEVERSM ANNUITY

Supplement Dated January 19, 2023

to Prospectus Dated May 1, 2022

This supplement is intended to update certain information in the prospectus you received for the Index Achiever Advisory Annuity and the Index Achiever Annuity and in any supplements to that prospectus (collectively, the “Prospectus”). All other provisions outlined in the Prospectus remain unchanged. Unless otherwise indicated, terms used in this supplement have the same meaning as in the Prospectus.

The “STATE VARIATIONS” section of each Prospectus is replaced in its entirety with the following:

STATE VARIATIONS

This prospectus describes the material features of the Contract. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. However, please note that the maximum charge is set forth in this prospectus. If you would like to review a copy of the Contract and any endorsements, contact us at P.O. Box 5423, Cincinnati, OH 45201-5423, visit our website at www.GAIGannuities.com or call us at 1-800-789-6771.

The following information is a summary of material state variations as of the date of this prospectus.

Temporary Holding Account

For Contracts Issued in Missouri

For Contracts issued in Missouri, there is no Declared Rate Strategy. Amounts can be allocated or reallocated to a Temporary Holding Account. The value of the Temporary Holding Account is equal to: (1) the amounts applied to the Temporary Holding Account at the start of the current Term; minus (2) each withdrawal taken from the Temporary Holding Account during the current Term; minus (3) each rider charge taken from the Temporary Holding Account during the current Term; and plus (4) interest that we have credited on the balances in the Temporary Holding Account for the current Term.

The Temporary Holding Account earns interest daily at an annual effective rate equal to the interest rate used to calculate the minimum value under Missouri standard nonforfeiture law for a fixed annuity contract on the Contract issue date.

Allocations and reallocations to the Temporary Holding Account are subject to the Allocation Limit.

At the end of a Term, to the extent any amount cannot be applied to a Temporary Holding Account for the next Term because the amount is over the Allocation Limit, unless you send us a request to reallocate that amount we will apply the amount to the S&P 500 –10% Floor Strategy.

Amounts taken from the Temporary Holding Account on a withdrawal or a Surrender are not subject to a Market Value Adjustment.

Market Value Adjustment

For Contracts Issued in Connecticut, Indiana, and Maryland

The MVA formula does not include a spread factor. The MVA factor is equal to:

(A – B) x N

Where:

A	= the MVA Index Interest Rate on the Contract Effective Date;

B	= the MVA Index Interest Rate for the date of the withdrawal or Surrender; and

N	= the number of whole and partial years remaining to the sixth Contract Anniversary.

General

For Contracts Issued in Illinois

References to “spouse” have been changed to “spouse or civil union partner.”

For Contracts Issued in New Jersey

References to “spouse” have been changed to “spouse or civil union partner.”

Extended Care Waiver Rider

For Contracts Issued in California

The Waiver of Market Value Adjustments for Facility Care or Home Care or Community-Based Services Rider (CA Rider) provides a waiver under an expanded set of circumstances. The waiver will apply if, at the time of a Surrender, or within the immediately preceding 90 days, the following conditions are met: (1) the insured is confined in a facility or is receiving, as prescribed by a physician, registered nurse or licensed social worker, home care or community-based services; (2) the insured’s confinement in a facility, the insured’s receipt of home care or community-based services, or any combination thereof has continued for a period of at least 90 consecutive days; and (3) the first day of such 90-day period was at least one year after the contract effective date. Facility includes a skilled nursing facility, a convalescent nursing home, or an extended care facility or a residential care facility or a residential care facility for the elderly. Home care or community-based services includes home health care, adult day care, personal care, homemaker services, hospice services and respite care as defined in the rider. Additional conforming changes have been made including revised and new definitions, and inclusion of a description of circumstances under which the waiver does not apply. The termination provision has been modified to reflect that the rider will not terminate if you transfer or assign an interest in the contract to a person or entity other than the insured.

For Contracts Issued in Connecticut

The conditions under which the waiver applies have been modified. The waiver will apply if at the time of a Surrender or within the immediately preceding 90 days all of the following conditions are met: (1) an insured is confined in a long-term care facility or hospital; and (2) the confinement has continued for a period of at least 90 consecutive days.

For Contracts Issued in Kansas

The conditions under which the waiver applies have been modified. The first day of confinement must be at least 90 days after the contract effective date, rather than one year after the contract effective date.

For Contracts Issued in Massachusetts

This waiver rider is not available in Massachusetts.

For Contracts Issued in Missouri

This waiver rider is not available in Missouri.

For Contracts Issued in Montana

The definition of medically necessary has been modified and refers to the Insured’s physician.

For Contracts Issued in Nebraska

The definition of skilled nursing facility has been modified by adding a licensed practical nurse to the list of persons who may provide nursing services or supervise the provision of nursing services.

For Contracts Issued in New Hampshire

The definition of skilled nursing facility has been modified by changing the phrase “licensed and operated as a skilled nursing facility” to “operated as a skilled nursing facility.”

For Contracts Issued in Pennsylvania

The conditions under which the waiver is available have been modified. The waiver will apply if at the time of a Surrender or within the immediately preceding 90 days all of the following conditions are met: (1) an insured is confined in one or more long-term care facilities, hospital, or a combination of such; (2) the confinement is prescribed by a physician and is medically necessary; (3) the first day of the confinement is at least one year after the contract effective date; and (4) the confinement has continued for a period of at least 90 consecutive days, or has continued for a total of at least 90 days if each successive confinement occurs within six months of the previous confinement and is for the same related medical cause.

The definition of long-term care facility has been modified. The following facilities have been deleted from the list of facilities excluded from that definition: a facility that primarily treats drug addicts and a facility that is a home for the mentally ill. An exclusion provision has been added to clarify that the waiver will not apply if the insured is confined in a long-term care facility or hospital for the treatment of certain types of drug addiction or mental illnesses.

The definition of hospital has been modified by changing the phrase “it maintains, or has access to, medical, diagnostic, and major surgical facilities” to “it maintains, or has access to, medical and diagnostic facilities.”

For Contracts Issued in Vermont

The definition of long-term care facility has been modified. The following facilities have been deleted from the list of excluded facilities: a facility that primarily treats drug addicts, a facility that primarily treats alcoholics, and a facility that is a home for the mentally ill. In addition, the definition of physician has been modified by changing the phrase “a person who is licensed in the United States as a medical doctor or a doctor of osteopathy and who is practicing within the scope of his or her license” to “a person who is licensed in the United States who is providing medical care and treatment when such services are provided within the scope of his or her license and provided pursuant to applicable law.”

For Contracts Issued in Washington

The waiver is based on confinement to an extended care facility or hospital rather than a long-term care facility or hospital. Definitions are modified to reflect the new terminology, references to “skilled nursing facility” are changed to “nursing facility” and the related definition is modified. In the definition of nursing facility and hospital, a licensed practical nurse is added to the list of persons who may provide nursing services or supervise the provision of nursing services.

Terminal Illness Waiver Rider

For Contracts Issued in Illinois

As a result of the terminal illness, your life expectancy must be 24 months from the date of death, rather than 12 months.

For Contracts Issued in Kansas

As a result of the terminal illness, your life expectancy must be 24 months from the date of death, rather than 12 months. The diagnosis must be rendered 90 days after the contract effective date, rather than one year after the contract effective date.

For Contracts Issued in New Jersey

The requirement related to the timing of the diagnosis does not apply. But the waiver will not be available until at least one year after the contract effective date.

For Contracts Issued in Massachusetts

This waiver rider is not available in Massachusetts.

For Contracts Issued in Pennsylvania

The diagnosis must be rendered after the contract effective date, rather than one year after the contract effective date. But the waiver will not be available until at least one year after the contract effective date. In addition, the waiver is based on a terminal condition as defined in the rider, rather than a terminal illness.

For Contracts Issued in Texas

The diagnosis must be rendered on or after the contract effective date, rather than one year after the contract effective date.

For Contracts Issued in Washington

As a result of the terminal illness, your life expectancy must be 24 months from the date of death, rather than 12 months.

Form of Annuity Payout Benefit

For Contracts Issued in Texas:

Payments under a Payout Option are subject to a $50 minimum.

Right to Cancel (Free Look)

State law governs the length of the free look period and the amount of the refund that you will receive. The period and amount may differ if you are replacing a life insurance policy or annuity contract. The table below summarizes the state law provisions.

For Contracts Issued in:	Free Look Period	Refund	Replacement Free Look Period	Replacement Refund
Alabama	20 days	Account Value	30 days	Account Value + Fees/Charges
Alaska	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Arizona	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Arkansas	20 days	Account Value	30 days	Account Value
California	30 days	Account Value + Fees/Charges Note: If owner is age 60 or older, refund amount is Purchase Payments.	30 days	Account Value + Fees/Charges Note: If owner is age 60 or older, refund amount is Purchase Payments.
Colorado	20 days	Account Value	30 days	Account Value + Fees/Charges
Connecticut	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Delaware	20 days	Account Value	30 days	Purchase Payments
District of Columbia	20 days	Account Value	30 days	Account Value
Florida	21 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Georgia	20 days	Purchase Payments	30 days	Purchase Payments
Hawaii	20 days	Account Value	30 days	Account Value + Fees/Charges
Idaho	20 days	Purchase Payments	30 days	Purchase Payments
Illinois	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Indiana	20 days	Account Value	30 days	Purchase Payments
Iowa	20 days	Account Value	30 days	Account Value + Fees/Charges
Kansas	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Kentucky	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Louisiana	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Maine	20 days	Account Value	30 days	Account Value + Fees/Charges
Maryland	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Massachusetts	20 days	Account Value	30 days	Purchase Payments
Michigan	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Minnesota	20 days	Account Value + Fees/Charges	30 days	Purchase Payments
Mississippi	20 days	Account Value	30 days	Account Value + Fees/Charges
Missouri	20 days	Purchase Payments	30 days	Purchase Payments
Montana	20 days	Account Value	30 days	Account Value + Fees/Charges
Nebraska	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Nevada	20 days	Purchase Payments	30 days	Purchase Payments
New Hampshire	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
New Jersey	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
New Mexico	20 days	Account Value	30 days	Account Value + Fees/Charges
North Carolina	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
North Dakota	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Ohio	20 days	Account Value	30 days	Account Value + Fees/Charges
Oklahoma	20 days	Purchase Payments	30 days	Purchase Payments
Oregon	20 days	Account Value	30 days	Account Value + Fees/Charges
Pennsylvania	20 days	Account Value	30 days	Account Value
Rhode Island	20 days	Purchase Payments	30 days	Account Value + Fees/Charges

For Contracts Issued in:	Free Look Period	Refund	Replacement Free Look Period	Replacement Refund
South Carolina	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
South Dakota	20 days	Account Value + Fees/Charges	30 days	Account Value + Fees/Charges
Tennessee	20 days	Account Value	30 days	Purchase Payments
Texas	20 days	Purchase Payments	30 days	Account Value + Fees/Charges
Utah	20 days	Purchase Payments	30 days	Purchase Payments
Vermont	20 days	Account Value	30 days	Account Value + Fees/Charges
Virginia	20 days	Account Value	30 days	Account Value + Fees/Charges
Washington	20 days	Greater of: (1) Purchase Payments or (2) Account Value minus taxes	30 days	Purchase Payments
West Virginia	20 days	Account Value	30 days	Account Value + Fees/Charges
Wisconsin	30 days	Account Value	30 days	Account Value + Fees/Charges
Wyoming	20 days	Account Value	30 days	Greater of: (1) Purchase Payments or (2) Account Value + Fees/Charges

Assignment

For Contracts Issued in Ohio:

Subject to the tax qualifications endorsement, if any, you may assign your rights to designate or change a Beneficiary or an Annuitant, to change Owners, or to elect a Payout Option if you make a specific Request in Good Order.

Amendment of the Contract

For Contracts Issued in Florida:

You have the right to reject an endorsement that changes the provisions of this Contract to obtain or retain the intended tax treatment under federal tax law, or to take into account other pertinent laws and governmental regulations and rulings. We will not be responsible for the tax or other consequences of your rejection.

For Contracts Issued in Texas:

You have the right to reject an endorsement that changes the provisions of this Contract to obtain or retain the intended tax treatment under federal tax law, or to take into account other pertinent laws and governmental regulations and rulings. We will not be responsible for the tax or other consequences of your rejection.

Involuntary Termination

For Contracts Issued in Texas:

Our right to terminate this Contract is not tied to the minimum required value. We have the right to terminate this Contract if the Account Value would provide a benefit of less than $20 each month at age 70 under a life payout with payments for at least a fixed period of 10 years.

If you have any questions about this supplement, please call 1-800-789-6771 or contact your investment advisor.

Please retain this supplement for future reference.